FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 14, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART I

Amendment to Agreement to Acquire Cole National Corporation

On July 14, 2004, Luxottica Group S.p.A. (“Luxottica Group”), Colorado Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group (“Colorado”), and Cole National Corporation (“Cole”), entered into Amendment No. 2 to its previously announced Agreement and Plan of Merger pursuant to which Luxottica U.S. Holdings Corp., a subsidiary of Luxottica Group, would acquire all of the outstanding shares of common stock of Cole, through the merger of Colorado with and into Cole.  Attached as Exhibit 4.1 hereto is a copy of Amendment No. 2 to Agreement and Plan of Merger.  Attached as Exhibit 99.1 hereto is a copy of the press release relating to the amendment.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Roberto Chemello
DATE: July 16, 2004	ROBERTO CHEMELLO,
CHIEF EXECUTIVE OFFICER